December 9, 2024

Junsei Ryu
Chief Executive Officer
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

       Re: TOYO Co., Ltd
           Registration Statement on Form F-1
           Filed December 5, 2024
           File No. 333-283617
Dear Junsei Ryu:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed December 5, 2024
General

1. Please revise your registration statement to include unaudited financial statements for
       Blue World Acquisition Corporation for the period ended September 30, 2024. In the alternative, revise to include financial statements of Toyo Co. that reflect the period in which the acquisition was consummated. Refer to Rule 15-01(e) of Regulation S-X.
 December 9, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing